Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

Date: August 23, 2016

The following FAQs were provided to employees of Analog Devices, Inc. via the Analog Devices, Inc. intranet on August 23, 2016.

Questions from All-hands Meetings – Linear Acquisition

Consolidated

July/August 2016

FINAL

Q: If our strategy is to move up the value chain and solve system level problems, why are we buying a component company?

A: Our strategy for growth continues to be to provide customers in our core business with innovations that are reliable, trusted, and easy to purchase and deploy. In addition, we will capture greater value and revenue by moving from being a supplier of components that serve a function to applying innovation to solve problems—working as a collaborative partner that anticipates how future industry and societal changes will shape our customers’ challenges and their customers’ needs. The addition of Linear Technology’s highly complementary portfolio of technologies and products to our own will create the industry’s most comprehensive suite of high-performance analog offerings. With the combination of our technology portfolios and two of the best engineering teams—not just in analog but in all of technology—we will have the capability to solve much larger, more complex problems with a much broader and deeper solution set for our customers.

Q: Where is Linear in terms of systems? And are they embracing the same strategy of pursuing systems solutions?

A: Linear has a large portfolio of high performance products aimed at power management and signal conditioning applications. Their highly integrated power management devices and uModule power system in package solutions do provide their customers complete power solutions. In addition they have developed application specific products in areas such as Battery

Management and Charging, Digital Power System Management and Wireless Sensor Networking. While they do not make any processors that are typically required in complete system solutions, they do work closely with a very large customer base in order to develop products that help solve system challenges.

Q: What do we know about Linear’s technologies?

A: Linear has been a pioneer in power management and analog technology generally for more than 35 years. They have a broad portfolio of power management and uModule power system in package products, as well as high performance signal conditioning, data converter and interface products. And through their acquisition of Dust Networks more than four years ago, they have industry-leading Wireless Mesh Network solutions.

Q: What aspects of the combined companies will lead to a higher growth rate?

A: The addition of Linear Technology’s highly complementary portfolio of technologies and products to our own will create the industry’s most comprehensive suite of high-performance analog offerings, including best-in-class converters, signal conditioning, RF and microwave, power, and sensors. We will also be combining two of the industry’s leading engineering teams to create an unparalleled innovation engine—a ‘Dream Team’, if you will—that will allow us to better support and enhance our customers’ internal engineering capabilities and give them a significant competitive advantage as they go to market. Finally, we will have the financial foundation to continue investing in developing the technology and solutions to solve our customers’ most difficult challenges.

Q: What is Linear’s internal manufacturing capability and how full are their fabs?

A: Linear has two internal wafer fabs, one located in Milpitas, California and another facility in Camas, Washington. Both facilities produce 6-inch wafers and the manufacturing processes used in each fab are similar. The main process includes high speed bipolar, CMOS, and BiCMOS in addition to some proprietary complementary bipolar processes. A small portion of their wafer supply is sourced via external foundries to access lower geometries beyond their internal capabilities. They also have a captive probe and assembly operation in Penang, Malaysia, which services approximately 80% of their assembly manufacturing, with the balance supported by assembly subcontractors. Linear’s final test operation is based in Singapore and some products are sent to their Milpitas site for test and final processing. The Singapore facility also serves as a warehouse and distribution center with the majority of products shipped from Singapore to end customers.

Q: Do they have non-silicon based processes?

A: No, Linear’s manufacturing capabilities focus on silicon-based processes; however, over the recent past they have developed a micro modules capability that utilizes advanced packaging and integration technologies to deliver “system in package” solutions in a variety of functions such as micro module regulators, LED drivers, and battery chargers.

Q: We understand Linear’s culture is different than ADI’s culture. How do we plan to integrate the two companies?

A: While ADI and Linear are similar in many ways, there are differences culturally. Importantly, we’re starting with a shared set of values:

•	We both believe innovation drives business growth

•	We both are passionate about the success of our customers

•	We both believe product, application, market, and customer diversity is the path to success

•	We both pursue operational excellence and hold ourselves to high standards in terms of quality, reliability, and supply chain

•	And we both recognize our people are our greatest asset and treat our people accordingly

Our goal in bringing our two companies together is to take the very best of each—to leverage the areas in which Linear is industry leading and the areas where ADI is industry leading—and combine them to create something extraordinary. Our respective management teams will work together to combine the strengths of each company’s culture to create something greater than the sum of its parts.

Q: Will the acquisition affect the sales models and other operational models of both companies?

A: Yes, as is the case across all functions and disciplines at both ADI and Linear, our goal is to take best practices and put them in place in the new company. We plan to collaborate across our two organizations to build a new operating system that works for both companies in this new entity.

Q: Will ADI’s San Jose site be combined with Linear’s Milpitas site?

A: The current plan is to combine the San Jose office with the Milpitas office to create a Silicon Valley center of excellence.

Q: Where are the key sites and what functions do they complete at them?

A: Linear’s headquarters are located in Silicon Valley in Milpitas, California, where they also have a wafer manufacturing facility, known as Hillview. As discussed above, the company has a second wafer fab in Camas, Washington; test facilities in Singapore; and assembly in Penang, Malaysia. Linear is well recognized, not only for its leading edge analog products, but its high quality and on-time delivery. The company has field applications and sales facilities worldwide, as well as thirteen design centers in various locations around the US and in Munich, Germany, Singapore and Hongzhou, China.

Q: What will happen from now until the closing of the acquisition?

A: During the interim period, we will be working closely with Linear Technology to ensure a smooth integration and transition and a seamless, uninterrupted experience for our customers.

Q: When is Linear’s shareholder vote scheduled?

A: We currently expect it to be held sometime in the fourth quarter of calendar 2016.

Q: Can a third party stop the acquisition?

A: As is customary for public company deals of this type, Linear has the ability to receive and consider unsolicited third party offers. Subject to a number of limitations and procedures contained in the merger agreement, in general, if an offer superior to ours were to emerge, Linear would have the ability to accept that superior offer by paying us a $490 million termination fee.

Q: Will this acquisition prevent us from doing other acquisitions (more software/systems level companies)?

A: Our primary focus in the near term will be to successfully integrate ADI and Linear Technology. We will also consider doing smaller, tuck-in transactions to acquire technologies and businesses that allow us to complement and grow our existing business and enhance our market competitiveness

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.